UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

C3.ai, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

12468P 104

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12468P 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas M. Siebel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 31,143,221 (See Item 4 herein)
	6	SHARED VOTING POWER 0 (See Item 4 herein)
	7	SOLE DISPOSITIVE POWER 31,143,221 (See Item 4 herein)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,143,221 (See Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.0% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 12468P 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Siebel Living Trust u/a/d 7/27/93, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,748,742 (See Item 4 herein)
	6	SHARED VOTING POWER 0 (See Item 4 herein)
	7	SOLE DISPOSITIVE POWER 5,748,742 (See Item 4 herein)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,748,742 (See Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 12468P 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Siebel Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 170,294 (See Item 4 herein)
	6	SHARED VOTING POWER 0 (See Item 4 herein)
	7	SOLE DISPOSITIVE POWER 170,294 (See Item 4 herein)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,294 (See Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 12468P 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Siebel Asset Management III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 72,695 (See Item 4 herein)
	6	SHARED VOTING POWER 0 (See Item 4 herein)
	7	SOLE DISPOSITIVE POWER 72,695 (See Item 4 herein)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,695 (See Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 12468P 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) First Virtual Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 509,216 (See Item 4 herein)
	6	SHARED VOTING POWER 0 (See Item 4 herein)
	7	SOLE DISPOSITIVE POWER 509,216 (See Item 4 herein)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,216 (See Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 12468P 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Siebel 2011 Irrevocable Children’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,237,115 (See Item 4 herein)
	6	SHARED VOTING POWER 0 (See Item 4 herein)
	7	SOLE DISPOSITIVE POWER 1,237,115 (See Item 4 herein)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,115 (See Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

Item 1.

(a)	Name of Issuer

C3.ai, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1400 Seaport Blvd

Redwood City, CA 94063

Item 2.

(a)	Name of Person Filing

Thomas M. Siebel (“Thomas M. Siebel”)

Siebel Living Trust 1993 Revocable Trust (“Living Trust”)

Siebel Asset Management, L.P. (“SAM”)

Siebel Asset Management III, L.P. (“SAM III”)

First Virtual Holdings, LLC (“First Virtual”)

The Siebel 2011 Irrevocable Children’s Trust (“Children’s Trust”)

(b)	Address of Principal Business Office or, if none, Residence

c/o C3.ai, Inc.

1300 Seaport Blvd, Suite 500

Redwood City, CA 94063

(c)	Citizenship

Thomas M. Siebel	California
Living Trust	California
Living Trust	California
SAM	California
SAM III	California
First Virtual	California
Children’s Trust	California

(d)	Title of Class of Securities

Class A Common Stock, $0.001 par value per share

(e)	CUSIP Number

12468P 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2023: 3,072,820 shares of the Issuer’s Class B Common Stock and 28,070,401 shares of the Issuer’s Class A Common Stock, of which (a) 1,756,390 shares of Class A Common Stock were held by Mr. Siebel, (b) 2,072,820 shares of Class B Common Stock and 3,675,922 shares of Class A Common Stock were held by Living Trust, for which Mr. Siebel serves as trustee, (c) 170,294 shares of Class A Common Stock were held by SAM, for which Mr. Siebel serves as the general partner, (d) 72,695 shares of Class A Common Stock were held by SAM III, for which Mr. Siebel serves as the general partner, (e) 500,000 shares of Class B Common Stock and 9,216 shares of Class A Common Stock were held by First Virtual, for which Mr. Siebel serves as Chairman, (f) 1,237,115 shares of Class A Common Stock were held Children’s Trust of which Mr. Siebel is trustee, (g) 500,000 shares of Class B Common Stock and 9,216 shares of Class A Common Stock over which Mr. Siebel holds an irrevocable proxy pursuant to a voting agreement between Mr. Siebel and Patricia A. House, (h) 21,086,428 shares of Class A Common Stock that could be issued to Mr. Siebel in connection with the exercise of stock options within 60 days of December 31, 2023 and (i) 53,125 shares of Class A Common Stock that could be issued to Mr. Siebel in connection with the vesting of restricted stock units within 60 days of December 31, 2023. The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to 50 votes per share and the holders of Class A Common Stock are entitled to one vote per share.

(b)	Percent of class:

Calculated in accordance with Rule 13d-3(d)(1)(i) under the Act and based on (i) 117,551,616 shares of the Issuer’s Class A Common Stock issued and outstanding and (ii) 3,499,992 shares of the Issuer’s Class B Common Stock (together with the Class A Common Stock, the “Common Stock”) issued and outstanding, in each case, as of December 31, 2023, as reported by the Issuer, and the information set forth in (a) above:

(A)	Mr. Siebel beneficially owned 22.0% of the Issuer’s outstanding Class A Common Stock);

(B)	Living Trust beneficially owned 4.8% of the Issuer’s outstanding Class A Common Stock;

(C)	SAM beneficially owned 0.1% of the Issuer’s outstanding Class A Common Stock;

(D)	SAM III beneficially owned 0.1% of the Issuer’s outstanding Class A Common Stock;

(E)	First Virtual beneficially owned 0.4% of the Issuer’s outstanding Class A Common Stock; and

(F)	Children’s Trust beneficially owned 1.1% of the Issuer’s outstanding Class A Common Stock.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

	Thomas M. Siebel	31,143,221
	Living Trust	5,748,742
	SAM	170,294
	SAM III	72,695
	First Virtual	509,216
	Children’s Trust	1,237,115

(ii)	Shared power to vote or to direct the vote:

	Thomas M. Siebel	0
	Living Trust	0
	SAM	0
	SAM III	0
	First Virtual	0
	Children’s Trust	0

(iii)	Sole power to dispose or to direct the disposition of:

	Thomas M. Siebel	31,143,221
	Living Trust	5,784,742
	SAM	170,294
	SAM III	72,695
	First Virtual	509,216
	Children’s Trust	1,237,115

(iv)	Shared power to dispose or to direct the disposition of:

	Thomas M. Siebel	0
	Living Trust	0
	SAM	0
	SAM III	0
	First Virtual	0
	Children’s Trust	0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2024

Thomas M. Siebel

/s/ Thomas M. Siebel

The Siebel Living Trust u/a/d 7/27/93, as amended

/s/ Thomas M. Siebel
By: Thomas M. Siebel, Trustee of The Siebel Living Trust u/a/d 7/27/93, as amended

Siebel Asset Management, L.P.

/s/ Thomas M. Siebel
By: Thomas M. Siebel, Trustee of The Siebel Living Trust u/a/d 7/27/93, as amended Its: General Partner

Siebel Asset Management III, L.P.

/s/ Thomas M. Siebel
By: Thomas M. Siebel, Trustee of The Siebel Living Trust u/a/d 7/27/93, as amended Its: General Partner

The Siebel 2011 Irrevocable Children’s Trust

/s/ Thomas M. Siebel
By: Thomas M. Siebel, Co-Trustee

First Virtual Holdings, LLC

/s/ Thomas M. Siebel
By: Thomas M. Siebel, Chairman